UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

No. 1333 Lujiazui Ring Road 15/F

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Lufax Announces Repurchase of Share Incentive Plan Shares Held by Tun Kung Company Limited in Connection with Amendments to Share Incentive Plans

The board of directors (the “Board”) of Lufax Holding Ltd (“Lufax” or the “Company”), had previously designated Tun Kung Company Limited (“Tun Kung”), a principal shareholder of the Company, as the shareholding entity to hold 35,644,803 ordinary shares reserved under the existing share incentive plans of the Company, pursuant to authorization under the existing plans. On July 21, 2021, the Board and the audit committee of the Board approved and authorized the Company to repurchase an aggregate of 35,644,803 ordinary shares held by Tun Kung at par value per share. After the repurchase, future issuances of ordinary shares upon vesting or exercise of incentive shares granted under the Amended Plans will be made by the Company instead of Tun Kung.

Along with the repurchase of shares held by Tun Kung, the nomination and remuneration committee of the Board approved and authorized, on July 21, 2021, the adoption of the Amended and Restated Phase I Share Incentive Plan (the “Amended 2014 Plan”), the Amended and Restated Phase II Share Incentive Plan (the “Amended 2015 Plan”) and the Amended and Restated 2019 Performance Share Unit Plan (the “Amended 2019 Plan,” together with the Amended 2014 Plan and the Amended 2015 Plan, the “Amended Plans”), in which the key change was to remove clauses relating to Tun Kung, as an entity designated by the Board, to hold shares reserved under the plans. Other changes in the Amended Plans were primarily for administrative purposes. The maximum aggregate number of shares authorized under each of the Amended Plans, the exercise price of the share options and the vesting schedule specified thereunder remain the same as the existing plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ James Xigui Zheng
	Name:	James Xigui Zheng
	Title:	Chief Financial Officer

Date: July 21, 2021

Exhibit Index

Exhibit 99.1—The Amended and Restated Phase I Share Incentive Plan

Exhibit 99.2—The Amended and Restated Phase II Share Incentive Plan

Exhibit 99.3—The Amended and Restated 2019 Performance Share Unit Plan